Filed Pursuant to Rule 433
Registration No. 333-202281

Term Sheet

February 16, 2016

Issuer:	Toyota Motor Credit Corporation
Security:	Fixed Rate Medium-Term Notes, Series B
Title:	1.700% Medium-Term Notes, Series B due February 19, 2019
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: Aa3 (stable outlook)
Standard & Poor’s Ratings Services: AA- (stable outlook)
CUSIP/ISIN:	89236TCU7 / US89236TCU79
Pricing Date:	February 16, 2016
Settlement Date:	February 19, 2016 (T+3)
Maturity Date:	February 19, 2019
Principal Amount:	$1,250,000,000
Benchmark Treasury:	UST 0.750% due February 15, 2019
Treasury Yield:	0.904%
Spread to Treasury:	+80 bps
Price to Public:	99.988%
Commission:	0.225%
Net Proceeds to Issuer:	99.763% / $1,247,037,500
Coupon:	1.700% per annum
Yield:	1.704%
Interest Payment Frequency:	Semi-annual
Interest Payment Dates:	Each February 19 and August 19, beginning on August 19, 2016 and ending on the Maturity Date
Day Count Convention:	30/360
Business Day Convention:	Following, unadjusted
Business Days:	New York
Governing Law:	New York
Minimum Denominations:	$2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Agricole Securities (USA) Inc. Mizuho Securities USA Inc. RBC Capital Markets, LLC
Co-Managers:	ANZ Securities, Inc. CastleOak Securities, L.P. Commerz Markets LLC CV Brokerage Inc. Lloyds Securities Inc. nabSecurities, LLC UniCredit Capital Markets LLC U.S. Bancorp Investments, Inc.
DTC Number:	#274

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated February 26, 2015 and the related prospectus dated February 25, 2015; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, calling Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030, calling Mizuho Securities USA Inc. toll-free at 1-866-271-7403, or calling RBC Capital Markets, LLC toll-free at 1-866-375-6829.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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